

Sustainability Report 2024

www.novaminerals.com.au



Contents

NOVA MINERALS

This Sustainability Report was compiled with assistance from Axiom Environmental, an Alaskan company.

Developing Estelle, North America's next major gold and critical minerals district in Alaska

Reporting Boundaries

This Sustainability Report, approved for release by our Board of Directors, covers the period from 1 July 2023 to 30 June 2024 (FY24). The repot forms part of our annual corporate reporting suite. It offers an account of our interaction with our stakeholders and complements Nova's Annual Report. The currency used throughout this report is Australian Dollars (A$) unless otherwise stated.

Nova's CEO On Sustainability

Years ago, Nova Minerals initiated the Estelle Gold Project with a vision for mine that would operate under three main pillars of sustainability:

- *Environmental Sustainability:* Our natural surroundings must continue to support clean air and water, healthy habitat for fish and wildlife, and the beautiful landscapes, viewsheds, and soundscapes that all Alaskans enjoy.

- *Sociocultural Sustainability:* The cultural heritage of the people groups in our broader region must be valued, and the established connections within and between communities must be preserved. Ultimately, the relationship between people and the land must be maintained.

- *Economic Sustainability:* Alaska residents, businesses, and Alaska Native Corporations must be afforded opportunities to thrive economically through local hiring and contracting preference policies. We will strive to provide living wage jobs close to home that will support families in our region. Local communities should benefit from tax and royalty revenues.

These deep-seated values are what drives us to operate in a manner that respects the importance of the environment around us, values the communities and cultures in our region, and cares for Alaska's residents and families. Our direction in 2024 has been quite special, with new discoveries of gold, and now critical minerals that will supply national defense and clean energy technology sectors with needed material. These discoveries have received widespread attention in Washington, D.C. because of the potential benefits to our country's national security and the global environment. We are excited about the success of our mineral exploration program, and now look ahead towards production.

Sustainability continues to be our goal, working in lock-step with our project partners and neighboring communities for the good of Alaska, our country, and our world. We look forward to a fantastic year ahead!

Sincerely,

Christopher Gerteisen
CEO, Nova Minerals Limited



Critical Minerals – A Better Future for Alaska, our Nation, and our Planet

Critical Minerals Discoveries

Nova Minerals discovered significant deposits of antimony (Stibnite) at multiple locations on its claims that promise decades of supply for the national defense and clean energy technology sectors. Antimony is a hardening component used in almost all batteries and solar panels, is a flame retardant, and is an important component in munitions. It is collocated with some of the Estelle Gold Project's precious metal discoveries (Au, Ag). Other critical minerals have been discovered in elevated concentrations on Nova's claims that are important for use in microelectronics, defense, and energy applications. These include: Bi, Te, W, Ga, Y, In, Sc, Zn, Co, La, Sr, Rb, Ba, As, Mn, and Cu.





Critical Minerals Interest in Washington, D.C.

Nova's CEO and Stakeholder Representative travelled to Washington, D.C. in February 2024 to meet with Alaska's congressional delegation, along with several federal departments, divisions, and senate or congressional committees. Nova accepted invitations to meet with federal entities having interest in domestic critical mineral production, strategic supply chain management, and clean energy initiatives.

Partnering in Critical Minerals Research

In 2023-2024, Nova Minerals established a partnership with the University of Alaska Fairbanks (UAF) Carbon Ore, Rare Earth, and Critical Minerals (CORE-CM) group to analyze Nova's critical mineral abundance data and pursue opportunities for mutually beneficial studies or demonstration projects. The UAF CORE-CM group includes several other universities, the Alaska Department of Natural Resources (ADNR) Division of Geological and Geophysical Surveys (DGGS), and industry experts. The group has worked diligently to better define critical mineral abundance data at multiple Nova deposits.


51
Sb
Antimony



A Critical Minerals Future for the State of Alaska

Nova Minerals was invited to present to the State of Alaska's House Resource Committee on its discoveries of antimony and other critical minerals on its claims. Nova's staff traveled to Juneau twice in 2024 to meet individually with legislators and to educate members of the State House of Representatives and State Senate on these critical minerals discoveries and what they will mean for Alaska and our nation. Nova communicated the significance of these minerals to different industries to clean energy initiatives and a healthy planet, as they are used in emerging clean energy technologies, such as liquid battery systems, other batteries, and modern solar panels.

Investing in Our Local Communities

Skwentna Fly-in Sponsor

Nova Minerals supported the annual Skwentna Fly-in event in the summer of 2024 that featured pilots and aviation businesses from around Alaska.

Skwentna XC 200 Snowmachine Race

Nova Minerals supported the annual Skwentna XC 200 Snowmachine Race in the winter of 2024 featuring drivers from around the state.



2024 Iron Dog Sponsor

Nova Minerals supported the annual Iron Dog event by providing fuel at the Skwentna and Estelle Gold Camp checkpoints and by providing a practice base for racers preparing for the 2024 event. Since Nova's camp remains open and operating in winter, racers were able to be comfortable while preparing for the race. Nova was also a 2024 Iron Dog Prize Sponsor, issuing one gold ounce to the fastest team with a rookie driver between the Skwentna and Estelle Gold camp checkpoints.



Camp Iron Sights Donor

Nova Minerals was please to once again sponsor Camp Iron Sights at Rainy Pass Lodge in 2024. The camp helps young adults who have experienced family hardships to focus on personal growth and healing.

Supporting the Skwentna Community

Nova Minerals invested into Skwentna community projects and events and assisted with infrastructure upgrades.

Mat-Su Valley Youth Sports Donor

Nova Minerals again contributed to local hockey and soccer teams in the Mat-Su Valley. Supporting local youth sports is one way that Nova Minerals can give back to the families and communities of its local workforce.

MatSu Valley School Donor

Nova Minerals donated to a local MatSu Valley School fundraising effort, providing a Ptarmigan Hunt and Northern Lights Viewing excursion at Rainy Pass Lodge for auction.

Improving Access to Alaska's Public Lands

Nova Minerals supported a local non-profit organization, Friends of West Susitna, by donating to trail marking and grooming activities throughout the winter of 2023 – 2024. This group also advocates for improved access to public lands that will improve the safety and quality of life for many in the West Susitna region.





Supporting Alaska Outdoor Council

Nova Minerals was a sponsor of the Alaska Outdoor Council's (AOC's) annual banquet in October 2023 in Palmer, Alaska. The AOC is an advocacy group that supports hunting, fishing, and improved access to Public Lands throughout Alaska. Nova Minerals donated a transporter flight through Andrews Airways to support the organizations activities.

Alaska Resource Education

Nova Minerals supported Alaska Resource Education (ARE) by sponsoring the annual ARE Sporting Clays Fun Shoot at the Birchwood Shooting Range. Nova also fielded a team of sport shooters for the event.

Resource Development Advocacy

Nova is a member or contributor to the Alaska Miners Association (AMA) and the Resource Development Council (RDC). Nova attends the annual banquets of these non-profits and supports their mission.



Support for Alaska DOT's West Susitna Public Road Project

Nova Minerals provided comments in support of the State Transportation Improvement Plan (STIP) proposed by the AK Department of Transportation & Public Facilities (ADOT&PF). The agency is advancing a public road and bridges that would connect an existing road near Big Lake to lands west of the Susitna River to serve the public.

About Nova

"Nova Minerals commits to being a responsible resource development company that values sustainability, local economy and aggressive growth"

- Chris Gerteisen, CEO, Nova Minerals, Ltd.

Nova Minerals Limited (ASX: NVA) is a minerals explorer and developer based in Australia. We are listed on the Australian Stock Exchange (ASX: NVA), the OTC Markets (OTC: NVAAF) and the Boerse Frankfurt (FRA: QM3). In 2024, we also listed on the NASDAQ (NVA) in the U.S.

Nova is focused on gold and critical minerals projects in North America:

- Nova's flagship project is the Estelle Gold Project in Alaska, located just over 100 miles northwest of Anchorage in the Tintina gold belt.
- In the Canadian province of Manitoba, Nova holds an indirect interest in the Thompson Brothers Lithium Project through a 29.6% stake in NASDAQ listed Snow Lake Resources: www.snowlakeresources.com
- In Western Australia, Nova holds a 6.28% interest in gold and rare earths explorer Asra Minerals Limited (ASX: ASR): www.asraminerals.com.au
- In Arizona and Alaska, Nova holds a 9.9% stake in Rotor X Aircraft Manufacturing, world leaders in kit helicopters and developers of heavy lift eVTOL craft suitable for our operations at the Estelle Gold Project: www.rotorxaircraft.com

This report focuses on our environmental, social and governance (ESG) performance at our flagship Alaskan operations. However, there are some sections that include Snow Lake Resources, due to Nova being the majority shareholder.

Contribution To A Low-Carbon Future

Nova's diverse portfolio of base and precious metals gives our shareholders exposure to high-value, high-growth commodities that will be increasingly valued and in demand as the global transition to net zero emissions gathers pace.

Growing global demand for electronics - especially clean energy and transportation products - will require increasing volumes of our core commodities, gold and lithium. These include the use of gold and lithium in the manufacture of batteries for electric vehicles (EVs) and utility-scale battery storage devices to help balance the supply of energy from rising global volumes of renewable energy technologies, such as solar and wind power.

Gold: Increased demand from the electronics sector for gold as an electroplating chemical and for circuitry purposes – for example, in circuit boards, memory chips and light-emitting diodes (LEDs) – means this commodity is expected to maintain high growth levels in the consumer electronics and automotive sectors. The electrification of transport (cars, buses, trains and aircraft) means demand for gold is expected to grow steeply in the decades ahead.

Lithium: Rising use of lithium in the manufacture of lithium-ion (Li-ion) batteries in consumer electronics and the energy storage and automotive sectors is expected to see strong continued demand growth for this commodity, especially as growth in electrified transport accelerates.

Nova's Vision

Nova combines a passion for exploration, the spirit of entrepreneurship and a relentless focus on growth to create long-term value for our shareholders and stakeholders.

Nova's Values

Nova's values include:

- Integrity
- Excellence
- Respect
- Openness and Accountability

Nova's Culture

Nova's culture embraces exploration, an entrepreneurial spirit, a strong governance and a commitment to growth.



Corporate Strategy

Gold	• To develop Estelle as North America's next major gold trend in Alaska. o Leverage in the emerging gold bull market o Continuing to support the growth of Asra Minerals (ASX:ASR) through our 8.76% holding.
Lithium	• Maintaining our indirect investment in Snow Lake Resources and the Thompson Brothers Lithium Project. o Snow Lake is committed to being the first fully renewable energy powered electric mine in the world that can deliver a completely traceable, conflict free, net zero carbon, battery grade lithium to the electric vehicle, or EV, consumer market.
Transport	• Electric powered vertical takeoff and landing (eVTOL) aircraft. • Preparing innovative RotorX air taxi and heavy lift eVTOL and helicopter manufacturer for listing (Alongside Lilium, Joby, and Volocopter Peers).
Opportunities	• Remaining open minded for additional opportunistic investments for further shareholder growth.



Maps Of Nova's Operations

Estelle Gold District



Estelle
150km northwest of Anchorage, Alaska's major city
Talkeetna
Alaska
Skwentna
Whiskey Bravo
Winter Trail
Willow
Wasilla
Proposed gas line (Donlin Gold)
Port Mackenzie
Anchorage
Beluga

Thompson Brothers Lithium Project (Snow Lake Resources)



N
Osborne Lake
Thompson Brothers Lithium Property
New Britannia Mill
Snow Lake
Lalor Mine
Stall Lake Concentrator
Mill/Concentrator
Ice Road
Power Line
Wekusko Lake
Highway 392
Slurry Pipeline
Flin Flon (200 km)
Kilometers
Highway 39
Highway Loading Point
Railroad Loading Point
Conceptual Pipeline Route
Thompson Brothers Lithium Project
Snow Lake, Manitoba
SNOW



NOVA MINERALS
Board of Directors
Sustainability Policies
Sustainability Commitment
Statement Of Values
Code Of Conduct
Risk Management Policy
Diversity Policy
Communications And Disclosure Policy
Anti-bribery And Corruption Policy
Whistleblower Policy
Securities Trading Policy

Nova's Sustainability Ecosystem

Nova recognizes that ESG factors are of growing importance to our shareholders and stakeholders and that there is a need to detail our performance in these areas in a timely and relevant manner. In publishing this Sustainability Report, we welcome the chance to outline our management of ESG risks and opportunities and the steps we are taking to build upon these as our operations grow and develop.

Sustainable Development Goals (SDGs)

The United Nations Sustainable Development Goals (SDGs) promote action in areas that are critical to ending poverty, protecting the environment and improving the prosperity of all people through economic, social and technological progress.

Nova recognizes the importance of playing our part in helping achieve the SDGs by their target date of 2030. Of the 17 SDGs, we have identified the following six, below, that most closely align with our strategy, operational geography and focus.

In targeting our impact on these SDGs, Nova aims to deliver sustained, shared valued for our stakeholders and shareholders through responsible sustainability practices. To achieve this, we have put in place a number of governance measures and systems across our organization. These are detailed in this report.

As our company grows, we will expand our commitment in these areas with appropriate targets and measure against these targets to ensure they form an integral part of our approach and overall business strategy.


NOVA MINERALS
SUSTAINABLE DEVELOPMENT GOALS
3 GOOD HEALTH AND WELL-BEING
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
14 LIFE BELOW WATER



Our Stakeholders

Nova recognizes that high quality stakeholder relationships are the key to creating positive impacts throughout all our sustainability initiatives. Trusting reciprocal relationships are the foundation for social license to operate and promote cooperation towards obtaining shared value, reducing undesired costs, and improving reputation.

Our primary stakeholders include:



Alaska Native Tribes and Corporations
Contractors and Suppliers
Local Communities and Businesses
Shareholders
Government and Regulators
Employees
NOVA MINERALS
Non-Governmental Organizations (NGOs)

Material Topics & ESG

Nova's Sustainability Report focuses on the following social, environmental and governance topics that have been identified as being material to our stakeholders and business. Nova previously applied a materiality process inspired by GRI Standards to inform the scope and level of disclosures identified in this Report. Material topics have been selected by considering feedback from stakeholders, Nova leaders, subject matter experts and an examination of industry benchmarks. Topics were then evaluated to ensure they were aligned to business and stakeholder priorities.

Our current Material Topics include:



ESG
ENVIRONMENT
SOCIAL
GOVERNANCE

Environment

- Water Quality
- Ecology
- Reclamation
- GHG and Emissions
- Air Quality and Dust

Social

- Economic Performance
- Health and Safety
- Employment
- Diversity and Inclusion
- Cultural Heritage
- Local Hire
- Supporting Subsistence
- Public Access
- Investing in Local Communities

Governance

- Supply Chain
- Data Security
- Business Ethics & Governance

Governance

"Nova is committed to the Corporate Governance Principles recommended by the ASX and aims to ensure that shareholder interests are protected through good governance practices in daily operations"

- Chris Gerteisen, CEO, Nova Minerals, Ltd.

Corporate Governance

Nova recognizes that our success as a company, both in the public markets and in nearby communities, is contingent upon our reputation for sound corporate governance and ethical business practices. Nova's leadership has built a strong reputation for upholding the highest governance standards.

Where a recommendation has not been followed for any part of the reporting period, we state the reasons for this in our Corporate Governance Statement and Appendix 4G, together with any alternative governance practices adopted.

Nova adheres to the governance practices and disclosures set out in the ASX Corporate Governance Council Principles and Recommendations. To meet our commitments in these areas, we prepare an annual Corporate Governance Plan, a Corporate Governance Statement and a series of sustainability commitments, each of which are approved our Board.


Board of Directors
Audit and Risk Committee
CEO
Exploration
Finance & Business Development
Corporate

The Nova Board oversees sustainability strategy, measures performance, and considers sustainability risks and opportunities. Day-to-day oversight of sustainability operations and administration is the responsibility of our CEO, who in turn delegates specific responsibilities to the senior management team.

Charters, Policies And Procedures

Nova has implemented a number of charters, policies and procedures to support our commitment to conducting our business ethically and in a way that is open and accountable to our shareholders and the marketplace. Nova's Corporate Governance Plan is available on the Nova website.

Policies	Board / Committee	Executive / Manager
Statement of Values	Board	CEO
Code of Conduct	Board	CEO
Risk Management Policy	Audit and Risk Committee	CEO
Diversity Policy	Board	CEO
Communications and Disclosure Policy	Board	Company Secretary
Anti-bribery and Corruption Policy	Board	CEO
Whistleblower Policy	Board	CEO
Securities Trading Policy	Board	Company Secretary

Nova is committed to ensuring that our flagship operations in Alaska adhere to country-specific ESG and health and safety principals, as outlined in the following pages on our website:

- Sustainability
- Supporting Alaska
- Community Support
- Environmental Responsibility
- Health and safety

Supply Chain

Contractors and suppliers are a critical part of our business and are relied upon to ensure that we deliver on our strategy. Supply chain partners are expected to adhere to the same high standards of ethical and responsible behaviors as Nova employees. The supply chain at Nova includes but is not limited to:


Exploration
Drilling and assay
Metallurgical and chemical
Mine study service providers
Permitting
Support
Engineering
Feasibility study service providers
Laboratories
Accommodation
Corporate and Administration
Finance
Communications
Logisitics



Environmental Considerations

"Operating in Alaska, we are incredibly conscious of the natural environment. We are committed to minimizing impacts through all areas of our business"

- Chris Gerteisen, CEO, Nova Minerals, Ltd.

Nova applies a values-based approach to environmental sustainability. Our ultimate objective is to deliver responsible environmental, social and governance practices that lead to the creation of economic returns for our shareholders and shared value for all our stakeholders.

We take our environmental responsibilities seriously and are committed to achieving excellence in environmental management by understanding the sensitivities of our operations. We aim to reduce the impacts of our operations to as low as reasonably practicable.

At our flagship Alaskan operations, we are committed to following the highest standards for protection of the surrounding environmental and natural resources. We pledge to meet or exceed all Federal, State and local regulatory environmental requirements.

Nova is focused on meeting rigorous environmental standards and governing frameworks to ensure that responsible practices are followed across all our operations. To achieve our objectives, we commit to:

• Implementing practices and systems that contribute positively to the environment in a sustained manner;

• Responsibly managing our operations to minimize adverse environmental impacts, in line with our statutory obligations and community expectations (our social license to operate);

•Instilling positive environmental awareness through educating our employees, contractors and stakeholders;

• Promoting the efficient use of energy, water and other resources and minimizing waste; and

• Regularly monitoring, reviewing and improving our environmental performance.

Water Management

At our Alaskan operations, we have put policies in place to ensure all regulatory water quality and treatment requirements are met or exceeded. A hydrology and water quality monitoring program has been established that will enable the project to avoid any negative impacts to water resources:

• We are undertaking a hydrologic study of the project area that includes several years of flow measurements of all significant water bodies proximal to the project area, along with groundwater measurements to determine water inflow rates into the mine pit and associated facilities. These measurements will be critical for developing the mine's water balance and to understanding water consumption and discharge during operation.

• Surface water and groundwater quality sampling protocols have been initiated to ensure appropriate samples are taken to properly characterize water quality throughout seasonal variations. This baseline characterization of water quality will be necessary to demonstrate that the project can meet or exceed state water quality standards.

Nova complies with all laws regarding water quality at our Alaskan operations. All discharges, including drilling muds and fluids, are disposed of in accordance with state permit stipulations. We continue to meet or exceed all water quality requirements, as we appropriately characterize the hydrologic environment.

To comply with regulations, our baseline environmental studies will include hydrologic studies and identification of fish in receiving waters. The hydrologic studies are likely to require Whole Effluent Toxicity testing in the receiving waters and above the mine-site to establish a background toxicity of the receiving waters. Water quality will be regulated by the Alaska Department of Conservation (ADEC) during the operational period.

Nova has undertaken or will undertake the following ecological studies at our Alaskan operations to map biodiversity at our Estelle Project:

- Detailed wetlands mapping
- Fisheries studies
- Surface and groundwater quality and quantity studies
- Air quality studies
- Wildlife studies

To date, our studies have not yet identified any areas of high biodiversity value. If such areas are identified, then additional data collection activities will be undertaken at these locations and our approach adjusted accordingly.

Wetlands

We are undertaking a study of all wetlands in the project area as part of our application for a wetlands fill permit from the US Army Corps of Engineers (USACE) under Section 404 of the Clean Water Act. The Alaska Department of Environmental Conservation must certify that the Corps permit meets state water quality standards.

Although our Estelle Project may not be located in a particularly sensitive area for wildlife, the impact of the project on wildlife may be an important issue because of the area's use by recreational and commercial hunters. The project will evaluate the area's wildlife resources and will design and operate the project in a manner that minimizes or eliminates impacts to wildlife.

Endangered Species

Our Alaskan operations will comply with all laws and regulations which protect endangered species. The US Fish and Wildlife Service (USFWS), under authority of the US Federal Bald Eagle Protection Act, will require identification of eagle nest, roost and perch trees. This legislation should not have a significant impact on our operations because our mine site lies above the tree line.

Under authority of various migratory bird treaties, the USFWS may advise Federal agencies to condition their permits to ensure that a project is consistent with various treaties concerning migratory birds. Avian surveys may be necessary to identify the extent of use by relevant bird species.

Finally, the USFWS has authority over certain threatened and endangered species. The project will collect baseline information to identify whether any threatened or endangered species occur in the project area. These consultations occur as a part of the Federal environmental analysis process.

Fish Management

At our Alaskan operations, Nova is required to obtain authorizations from the Alaska Department of Fish and Game (ADFG) for any activities in fish bearing waters. ADFG's Habitat Section issues fish habitat and fish passage permits. A fish habitat permit is required to maintain habitat for anadromous fish.

For our Estelle Gold Project, Nova will need to understand the fisheries' resources across our project area, and will collect robust and defensible baseline data on this resource. A detailed aquatic resources study will need to document the presence or absence of salmon downstream of the project, and for what life stage (spawning, rearing, overwintering). The project should be designed to minimize or avoid construction or other disturbance in these waters, and water treatment systems will need to be protective of salmon and other species.

Reclamation

Nova commits to managing our mines sites through each phase of development to ensure the protection of environmental and biological resources, including reclaiming as is necessary.

At our Alaskan operations, we will endeavor to restore lands and habitats disturbed by our mining operations. The Alaska Department of Natural Resources (DNR) has the authority to review operations to ensure that they comply with state law AS 27.19.20: "A mining operation shall be conducted in a manner that prevents unnecessary and undue degradation of land and water resources and the mining operation shall be reclaimed as contemporaneously as practical with the mining operation to leave the site in a stable condition."

For hard rock mines, implementing DNR's authority under the law typically requires them to review the mine's plan of operations. Law AS 27.19.040 also directs DNR to require a Reclamation Bond.

Waste Management

Waste products generated during our exploration program will be managed appropriately to avoid harm to wildlife or the environment. At Nova's Alaskan operations, our contractor, Alaska Range Resources LLC, will identify and maintain a list of all potential wastes associated with our exploration activities. Solid waste will be stored appropriately until transported to existing borough facilities for disposal. Generation of any potentially hazardous waste will be transported to an approved facility for recycling or disposal.

Climate Change and Emissions

Alaska is one of the areas where impacts from climate change have been the most pronounced. As such, Nova will continue to evaluate opportunities to limit our carbon footprint. Our baseline data collection and analyses on air, dust, water, soils and biological conditions have been planned to account for future changes. Such changes will be incorporated into all aspects of our project design.

Energy Use

Nova will require significant energy to provide power for our mining, processing, and ancillary facilities. During our Estelle Gold Project, we will continue to evaluate opportunities to reduce power demand and to use cleaner sources of energy. For example, we have invested in Rotor X Aircraft Manufacturing to determine how we can reduce our carbon footprint from air travel for employees and haulage to remote mine sites (see case study below).

NOVA MINERALS

Social Considerations

"Nova Minerals aims to uphold the highest corporate, social and environmental standards across our operations and recognizes the importance of building respectful and inclusive relationships with our Alaskan stakeholders and governing organizations. Nova is committed to open communication with the communities in which we operate."

- Chris Gerteisen, CEO, Nova Minerals, Ltd.

Health and Safety

The health and safety of Nova employees, contractors and stakeholders lies at the core of our business. Our primary objectives are to:

• Maintain a culture of integrity and ownership by employees in our business;

• Provide a safe working environment for our workforce and contractors at our locations; and

• Promote the well-being of our employees, contractors and stakeholders by maintaining high standards of health and safety.

Nova is committed to adopting and adhering to best practice health and safety standards, a process that is implemented through our Integrated Management System. The system aims to identify health and safety hazards at the earliest opportunity and to implement and monitor controls to reduce risk to as low as is reasonably practicable.

Proper health and safety approaches require the right mindsets and behaviors, a result of our strong safety culture. To achieve this, Nova commits to:

• Responsibly managing our operations to create a safe and supportive working environment, in line with our statutory obligations and moral obligations;

• Reducing health and safety hazards to as low a level as is reasonably practicable by providing and maintaining safe workplaces, plant and systems of work;

• Providing training, re-training, information, instruction and supervision of all employees to enable them to perform their duties safely;

• Developing procedures for hazard identification, risk assessment and implementing risk control measures;

• Regularly reviewing systems to identify opportunities for continual improvement.

Yukuskokon Professional Services

Contractors and suppliers are a critical part of our business, particularly on the ground in remote regions of Alaska. One of Nova's primary contractors in Alaska is Yukuskokon Professional Services (YKPS). The YKPS team consists of employees and associates across a wide range of disciplines including geologists, engineers, metallurgists, geophysicists, environmental permitting consultants, experienced drilling and drill support crews, geo-technicians, and rural Alaskan interns and employees.

At our Estelle Gold Project, YKPS has been involved in general camp construction, providing support for drilling, water lines and pump maintenance, expediting, helicopter sling load rigging, drilling pad construction, pad tear down and site reclamation, helicopter landing pad construction and geological mapping.

YKPS is committed to providing a safe working environment for its clients, employees, contractors and subcontractors. All personnel are company-trained to ensure a competent workforce and all are given a safety orientation for the job for which they are hired. YKPS has reported zero lost time injuries (LTIs) for the last ten years.

YUKUSKOKON PROFESSIONAL SERVICES





Alaskan Employees and Businesses



Supporting >50 local businesses
>$50M
Spent on local procurement
Employment for 100's from local communities

With its flagship Estelle Gold Project located in the heart of Alaska, Nova is proudly first and foremost Alaskan, with our CEO, and the vast majority of our contractors, born and bred in Alaska.

We are committed to creating a safe and environmentally responsible future mining operation that provides opportunities for all Alaskans. As a member of these communities, we strive to offer support through prioritizing local employment and local procurement with our "**Hire & Buy Alaskan**" policy.

Nova will soon be exceeding $60M in initial investment in Alaska, with many direct and indirect benefits to the local Alaskan economy. We have supported over 50 local Alaskan businesses and have employed hundreds of Alaskans from local communities over the course of the project activities to date.

While Nova is currently in the exploration and development phase of our Estelle Gold Project, as the project moves into the construction and operation phases there will be an exponential increase in the number of local jobs and services required.

Local Alaskan Businesses We Procure Supplies From Include:

•SnowCat Services of Alaska (Overland freight/mobilization to site)
•Yukuskokon Professional Services (Camp and drilling support and construction)
•ROTAK Helicopter Services (Air freight/mobilization to site)
•Alaska Custom Containers (Manufactured the camp connex's)
•Alaska Airframes (Manufactured the camp tents)
•Alaska Electric & Maintenance (Camp installation/construction services)
•Alaska Diesel Electric (Camp power systems)
•Alaska Satellite Internet, Arcticom, Northern Associates Inc. (Communication systems)
•Andrew Airways, Glenn Air, Desert Air, Ryan Air, SnowCat Services of Alaska (Camp Logistics Support)
•Fairweather LLC (EMS/Medic Support)
•Soloy Helicopters (Operations air support)
•Skwentna Services (Various)
•Redhanded Productions (Video and photography)

We proudly hire and buy Alaskan
NOVA MINERALS

Drilling

At our Alaskan operations, Nova's core drilling contractor Ruen Drilling has 18 instructors that are blue-card certified with the US Mine Safety and Health Administration (MSHA). They include project managers, health & safety representatives, drillers and drill support roles. Ruen Drilling promotes and fosters a strong safety culture and ensures its employees are adequately provided with the knowledge and skills to recognize and eliminate exposure to hazards involved with remote exploration drilling projects. Workplace safety is a continuing focus at Ruen Drilling which offers extensive annual training in MSHA and Occupational Safety and Health Administration (OSHA) compliance policies and procedures as well as multi-day training on remote wilderness survival, bear defense, first aid and CPR.

Data Security

Nova takes data security seriously and has put in place several measures to avoid cyber security breaches to ensure the integrity of the data that we handle. Maintaining a secure, clear and well-organized Dataroom is an essential component of any exploration company. Nova's Dataroom has a number of contributors, including Chief Geologist, Directors, independent QA/QC consultants, and Company Secretaries of the company. At all times, we maintain a live backup of our entire Dataroom, a process that is internet connected and updated daily. It is Nova management policy for individual email users to change their email address passwords every two months to ensure company information is kept secure.



Professional Associations

Alaska Miners Association

Nova is a member of the Alaska Miners Association (AMA), a non- profit corporation headquartered in Anchorage. The AMA's mission is to advocate for and promote responsible mineral development in Alaska and to monitor and respond to all legislative developments impacting the Alaskan mining sector.

Resource Development Council

Nova is a member of the Resource Development Council, a non-profit statewide trade association comprising individuals and companies from Alaska's fishing, forestry, mining, oil and gas, and tourism industries. RDC's purpose is to encourage a strong, diversified private sector in Alaska and expand the state's economic base through the responsible development of our natural resources. RDC provides forums for policy debate and analysis to help guide Alaska in these areas, as well as in land use, transportation, power development, international trade and economic development.

Alaska Support Industry Alliance

Nova is a sponsor for activities organized by the Alaska Support Industry Alliance, a non-profit corporation headquartered in Anchorage. The Alliance is made up of more than 500 members providing over 35,000 Alaskan jobs related to the oil, gas and mining industries. Their mission is to advocate for safe, environmentally responsible development of Alaska's oil, gas, and mineral resources for the benefit of all Alaskans.



Our All-Alaskan Air Support Team

Soloy Helicopters

Nova uses Soloy Helicopters to transport employees to and from our remote Alaskan mine site operations. To ensure the safety of our workforce in transit, Soloy has a fully-integrated health, safety and environment (HSE) program that operates within a safety management system (SMS) and is fully compliant with the US government's regulatory agency Occupational Safety and Health Administration (OSHA).

Soloy sets annual safety policies, goals and targets and ensures its staff are fully trained in safety including first aid/CPR training, hazard communication, annual orientation for all employees, fire extinguisher training, small spill response, human factors and hot refueling training. Pilots and mechanics also receive specific training in their respective disciplines.

All safety-related training is tracked within Soloy's Safety Directors Office with specific maintenance and pilot training kept by either the Director of Maintenance or the Chief Pilot. Soloy Helicopters has had no recordable injuries while working for Nova (TRIFR=0).

Andrews Airways

Nova uses Andrew Airways, based out of Willow in the Matanuska-Susitna Valley to transport employees and freight to and from the Nova Minerals base camp.

Desert Air Alaska

Nova uses Desert Air Alaska, based out of Anchorage, to transport cargo to and from the Nova Minerals base camp. Desert Air Alaska has been serving Alaska operations for over 20 years.

Ryan Air

Nova uses Alaska Bush carrier, Ryan Air, to supply air cargo to its remote camp and drilling sites in the upper Skwentna River Valley. Ryan Air has been operating in remote Alaska since 1953.


SOLOY
HELICOPTERS

Community Support

Nova and our leading employment partner, YKPS, are dedicated to developing the local workforce in rural Alaskan communities. Both Nova and YKPS endeavor to employ local talent in the regions in which we operate. As a liaison with local villages, YKPS provides a communication link between industry and village councils, native organizations and special interest groups.

Nova and YKPS work closely with rural Alaskans by providing talented, hard-working people with the resources to develop their skills while at the same time appreciating the value of local culture.

In terms of community relations, YKPS supports Alaska Resource Education www.akresource.org, the UAA Geological Department www.uaa.alaska.edu/geology and the Mt Sanford Tribal Consortium's culture camp at the historical Batzulnetas Culture Camp on the Copper River www.mstc.org.

Diversity and Inclusion

Nova is committed to encouraging gender and cultural diversity across our workforce. Where possible, we endeavor to employ local talent in the regions in which we operate and strive to achieve a gender mix across our operations. At our Estelle Gold Project, through YKPS, a portion of the employees are Native Alaskan, and we are proud to employ a gender-diverse team of geologists, geotechnicians, as well as camp staff.

Nova is a flexible employer and endeavors to support all our employees in returning to work after injury, personal leave and other significant events. We believe that a good employee is a happy and stable employee. We have a paid parental leave policy that allows our employees ample time to be parents and to tend to the needs of their children before and after giving birth.









Minimizing Our Footprint

Reducing Waste From Our Ore Sorting Operations Through XRT

Nova is using X Ray Transmission (XRT) technology at our Alaskan mine site to lower the environmental footprint of our mineral processing operation enabling waste material to be stored in rock piles rather than in a wet tailings impoundment. This is achieved by sorting ore and separating out materials based on their specific atomic density. This allows a high purity level in sorted materials to be obtained. More efficiently sorting waste removes bottlenecks further down the mineral processing circuit with higher head grades resulting in improved leaching and flotation recoveries. XRT ore sorting technology is an effective way of improving downstream mineral processing operations and allows more throughput of valuable feed for downstream processes such as leaching, flotation or gravity concentration. It also affords significant CAPEX and OPEX savings by reducing the size of the plant and equipment required to undertake ore sorting and waste disposal processes.

TOMRA


TOMRA
TOMRA

Lower Emissions Using Heavy Lift Electric Drones

To reduce the cost and carbon footprint of air transport, Nova has taken a 9.9% stake in Rotor X Aircraft Manufacturing This US-based aviation company is developing innovative, heavy-lift electric vertical take-off and landing (eVTOL) drones, helicopters and air taxis to reduce the cost and carbon footprint of remote, flight transport and haulage. Rotor X has developed RX eTransporter, a pioneering four-rotor helicopter for civilian and industrial use which can transport six passengers or 1,600 lbs of cargo and has medical evacuation and air crane capabilities. Nova is hoping to deploy Rotor X technology at our Estelle Project in Alaska to reduce emissions and to lower transportation costs in remote locations.

RotorX
Aircraft Manufacturing Co.



Corporate Directory

Directors

Christopher Gerteisen
Louie Simens
Craig Bentley
Rodrigo Pasqua
Avi Geller
Richard Beazley

Company Secretary

Ian Pamensky

Registered Office and Domicile

Main Operations:
Whiskey Bravo Airstrip
Matanuska-Susitna Borough,
Alaska, USA
1150 S Colony Way Suite 3-440,
Palmer, AK 99645

Corporate:
Suite 5
242 Hawthorn Road
Caulfield VIC 3161 Australia
Telephone: +61 3 9537 1238
Internet: http://www.novaminerals.com.au

Legal Form

A public company limited by shares

Country of Incorporation

Australia

Share Registry

Automic Group
Level 5,
126 Phillip Street
Sydney NSW 2000
Australia

Telephone: 1300 288 664
Email: https://www.automicgroup.com.au/contact-us/.

Auditors

RSM Australia Pty Ltd
Level 21, 55 Collins Street
Melbourne VIC 3000
Australia

ASX: NVA

NASDAQ: NVA

FRA: QM3

Bankers

Australia
- Westpac
- ANZ Bank

Alaska. USA
- Northrim Bank

Sustainability Consultant

Axiom Environmental

NOVA MINERALS